                                                                Exhibit 19.1
TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's net income for the second quarter was $36.4 million, or 98 cents per diluted share, constituting the third highest quarter in the Company's history. This compares with $58.8 million, or $1.57 per diluted share, for the extraordinary second quarter of fiscal 2006 which was our best quarter ever. Net sales for the three months ended June 30, 2007 were $772.6 million, compared with net sales of $779.7 million for the second quarter of 2006.

     Year-to-date, the Company earned $55.3 million, or $1.49 per diluted share, on net sales of $1.38 billion. This compares with net income of $92.1 million, or $2.48 per diluted share, on net sales of $1.33 billion for the first half of 2006.

     Earnings and sales for the second quarter were affected by the decline in the residential construction sector which saw housing starts down approximately 25 percent compared with last year. However, the commercial construction market continues to strengthen and has increased by approximately 18 percent over last year. The Company's profit margins in the commercial construction sector have historically been better than in the other markets we serve.

     Mueller's financial position is excellent. We ended the quarter with almost $250 million of cash. Also, the Company declared and paid its regular quarterly cash dividend of ten cents per common share during the second quarter.

     The residential construction sector remains weak, although the rate of decline has subsided. We believe the housing market is near the bottom, and will begin to improve in the first half of 2008. Positive factors include low mortgage rates, high employment, an expanding economy, and population growth. Also, we expect the commercial construction market to remain strong.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 3, 2007. The stockholders reelected our seven directors and approved the appointment of Ernst & Young LLP as our independent registered public accounting firm.

     Late in the quarter, Bob Hodes resigned from our Board after twelve years of dedicated service. We thank Bob for his years of insightful counsel and guidance.

Sincerely,
/s/Harvey L. Karp                      /s/William D. O'Hagan
Harvey L. Karp                         William D. O'Hagan
Chairman of the Board                  President and Chief Executive Officer

July 24, 2007

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties.
These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings. These filings are available through our website at www.muellerindustries.com.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                                For the Quarter Ended
                                            June 30,                July 1,
                                              2007                    2006
                                                     (Unaudited)
Net sales                                $   772,647             $   779,663

Cost of goods sold                           661,746                 637,038
Depreciation and amortization                 11,306                  10,376
Selling, general, and
   administrative expense                     38,971                  39,689
                                          ----------              ----------

   Operating income                           60,624                  92,560
Interest expense                              (5,689)                 (5,214)
Other income (expense), net                    1,925                     (67)
                                          ----------              ----------

   Income before income taxes                 56,860                  87,279
Income tax expense                           (20,462)                (28,529)
                                          ----------              ----------

Net income                               $    36,398             $    58,750
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         37,060                  36,891
Effect of dilutive stock options                 204                     421
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,264                  37,312
                                          ----------              ----------

Basic earnings per share                 $      0.98             $      1.59
                                          ==========              ==========

Diluted earnings per share               $      0.98             $      1.57
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)
                                              For the Six Months Ended
                                            June 30,                July 1,
                                              2007                    2006
                                                     (Unaudited)
Net sales                                $ 1,382,429             $ 1,330,702

Cost of goods sold                         1,198,324               1,094,107
Depreciation and amortization                 22,272                  20,571
Selling, general, and
   administrative expense                     73,898                  74,648
                                          ----------              ----------

   Operating income                           87,935                 141,376
Interest expense                             (11,183)                (10,076)
Other income (expense), net                    6,878                   1,946
                                          ----------              ----------

   Income before income taxes                 83,630                 133,246
Income tax expense                           (28,319)                (41,131)
                                          ----------              ----------

Net income                               $    55,311             $    92,115
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         37,044                  36,791
Effect of dilutive stock options                 160                     405
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,204                  37,196
                                          ----------              ----------

Basic earnings per share                 $      1.49             $      2.50
                                          ==========              ==========

Diluted earnings per share               $      1.49             $      2.48
                                          ==========              ==========

Dividends per share                      $      0.20             $      0.20
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                          June 30, 2007      December 30, 2006
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   247,916             $   200,471
Accounts receivable, net                     392,326                 281,679
Inventories                                  251,544                 258,647
Other current assets                          41,497                  35,397
                                          ----------              ----------

     Total current assets                    933,283                 776,194

Property, plant, and equipment, net          325,822                 315,064
Other assets                                 194,199                 177,649
                                          ----------              ----------
                                         $ 1,453,304             $ 1,268,907
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    48,037             $    35,998
Accounts payable                             181,136                  96,095
Other current liabilities                    146,804                 123,426
                                          ----------              ----------

     Total current liabilities               375,977                 255,519

Long-term debt                               308,084                 308,154
Pension and postretirement liabilities        48,919                  36,599
Environmental reserves                         9,186                   8,907
Deferred income taxes                         42,398                  46,408
Other noncurrent liabilities                   2,015                   2,206
                                          ----------              ----------

     Total liabilities                       786,579                 657,793

Minority interest in subsidiaries             22,783                  22,300

Stockholders' equity                         643,942                 588,814
                                          ----------              ----------

                                         $ 1,453,304             $ 1,268,907
                                          ==========              ==========








                                     -4-